Exhibit 2.1
Execution version
TRANSACTION AGREEMENT
Between
IGNIS ASA
and
FINISAR CORPORATION
Sunnyvale/Oslo, 22 March 2011

2 (13)

TRANSACTION AGREEMENT
This transaction agreement (the “Agreement”) is entered into on 21 March 2011 between:
(1)	Ignis ASA, organisation number 858 905 192, Drammensveien 126, 0277 Oslo, Norway (“Ignis”); and

(2)	Finisar Corporation, Delaware corporation number 3090879, 1389 Moffett Park Drive, Sunnyvale, CA 94089, United States of America (the “Offeror”).
WHEREAS:
(A)	Ignis is a company listed on Oslo Børs;

(B)	the Offeror is a company whose common stock is listed on the Nasdaq National Market; and

(C)	the respective boards of directors of the Offeror and Ignis have resolved that the Offeror and Ignis shall enter into this Agreement regarding the possible acquisition of Ignis by the Offeror (the “Transaction”), pursuant to which the Offeror shall, subject to the terms and conditions set out herein, make an offer for all of the issued and outstanding shares of Ignis not held by the Offeror (the “Shares”), free of any encumbrances or liens, against consideration in cash.
NOW THEREFORE the parties agree as follows:
1	THE OFFER TO THE IGNIS SHAREHOLDERS

1.1	The Offer
The parties agree that the Transaction shall be effected by an offer by the Offeror to purchase all of the issued and outstanding Shares (the “Offer”) for cash consideration of NOK 8 for each Share (the “Offer Price”), on the terms and subject to the conditions set out in this Agreement. The Offeror shall make the Offer to all Ignis shareholders.
1.2 Closing Conditions
The completion of the Offer shall be subject to the following conditions (the “Closing Conditions”) being satisfied or, at the discretion of the Offeror, waived, no later than 31 October 2011 (the “Termination Date”):
a)	Accuracy of Information. Nothing shall have come to the attention of the Offeror that has reasonably caused it to conclude in good faith that any of the information about Ignis or its subsidiaries obtained by the Offeror, whether provided to the Offeror by Ignis or any of its representatives or contained in any publicly available document bearing a date on or after January 1, 2010, is, on the last day of the offer period of the Offer, inaccurate or incomplete (a) in any material respect or (b) in the case of information regarding the capitalization of Ignis, other than for de minimis inaccuracies or omissions; and

3 (13)

b)	Minimum Acceptance. A number of Shares which, together with the shares of Ignis held by the Offeror, represents more than 67% of the total outstanding share capital and voting power of Ignis on a fully diluted basis, shall have been validly tendered and not withdrawn at the end of the offer period of the Offer; and

c)	No Withdrawal of Board Recommendation. The board of directors of Ignis (the “Ignis Board”) shall not have amended, without the Offeror’s consent, or withdrawn its recommendation that the Ignis shareholders accept the Offer (this condition applies to, but is not limited to, a “Recommendation Change” as defined in Clause 8.2); and

d)	No Material Adverse Change. No change, effect, development or event that is or would reasonably be expected to have a material adverse effect on the financial condition, business, assets, or results of operations of Ignis and its subsidiaries, taken as a whole, shall have occurred; provided, however, that no such event or series of events resulting from or relating to any of the following shall be taken into account when determining whether such a change, effect, development or event has occurred: (i) changes that affect generally the industries in which Ignis or the Offeror operate to the extent that it does not to a material extent disproportionately affect Ignis and its subsidiaries relevant to its competitors, (ii) changes in relevant accounting standards, (iii) changes that affect generally the economy or the credit, debt, financial or capital markets, in each case in the United States, Norway or elsewhere in the world, including changes in interest or exchange rates to the extent that it does not to a material extent disproportionately affect Ignis and its subsidiaries relative to its competitors, (iv) any decline or delay in customer purchases resulting from the announcement and pendency of the Offer, (v) earthquakes, hurricanes, tornados or other natural disasters to the extent that they do not to a material extent disproportionately affect Ignis and its subsidiaries, (vi) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of announcement of the Offer to the extent that they do not to a material extent disproportionately affect Ignis and its subsidiaries, and (vii) any decline in Ignis’ share price, change in trading volume or failure to meet publicly announced revenue or earnings projections (provided that the exclusion in this clause (vii) does not apply to any underlying event, violation, change, failure, inaccuracy, circumstance or other matter that may have caused such decline, change or failure) (“Material Adverse Change”); and

e)	Consent from Business Partners. To the extent any material contract of Ignis or any of its subsidiaries contains clauses which give the other contracting party a right to terminate such material contract as a result of the completion of the Offer, the Offeror shall have received a consent or waiver (if appropriate) from such contracting party stating that the material contract will not be terminated or amended as a result of the completion of the Offer; and

4 (13)

f)	Conduct of Business. Following the announcement of the Offer and until settlement of the Offer, (i) Ignis and each of its subsidiaries shall, other than with the prior written consent of the Offeror, (A) in all material respects have conducted its business in the ordinary course and in accordance with applicable laws, regulations and decisions of competent governmental and regulatory authorities, and (B) not have entered into any agreement providing for material acquisitions, dispositions or other transactions not in the ordinary course, and (ii) there shall not have been any changes in the share capital of Ignis or the issuance of rights which entitle the holder to demand new shares or similar securities, the payment of dividends or other distributions from Ignis or any of its subsidiaries, proposals to shareholders for merger or de-merger, or any other change of corporate; and

g)	Approvals and Consents from Governmental Authorities. All material permits, consents, approvals and actions from competent governmental and regulatory authorities necessary for the completion of the Offer shall have been obtained either without conditions or upon conditions that are acceptable to the Offeror in its reasonable judgment; and

h)	Absence of Litigation. After the announcement of the Offer, no material litigation shall have been initiated against Ignis or any of its subsidiaries by a governmental or regulatory body nor shall any such material litigation be threatened; provided, however, that such litigation shall only be relevant under this Clause 1.2 (h) if such litigation is founded on a bona fide claim or basis and if adversely determined, whether pursuant to injunction, judgment, order, decree, ruling or charge, would reasonably be expected to result in a Material Adverse Change as set forth in Clause 1.2 (d) above; and

i)	Absence of Restraints. No court or other governmental or regulatory authority of competent jurisdiction shall have taken any form of legal action (whether temporary, preliminary or permanent) that is in effect and restrains or prohibits the consummation of the Offer or shall in connection with the Offer have imposed conditions upon the Offeror, Ignis or any of their respective subsidiaries which are not acceptable to the Offeror in its reasonable judgment; and

j)	Compliance with Covenants. Ignis shall have complied in all material respects with the undertakings and covenants in Clause 3 and 4.
The Offeror reserves the right to, at any time, withdraw the Offer in the event that it is clear that any of the above conditions is not fulfilled or cannot be fulfilled.
1.3 Voluntary Offer Document
The Offeror shall prepare and, subject to satisfaction or waiver of the conditions set out in Clause 1.2, dispatch a voluntary offer document pursuant to chapter 6 of the Norwegian Securities Trading Act 2007 (the “Offer Document”) for all the Shares.

5 (13)

Ignis shall provide such information and assistance as may be necessary in connection with the Offer Document.
1.4 Competition Filings
The Offeror shall as soon as practically possible after the announcement of the Offer make such filings with competition, antitrust or other governmental or regulatory authorities in any jurisdiction as are necessary or appropriate for completion of the Offer. Ignis shall provide such assistance as may be necessary in connection with any such filings.
1.5 Mandatory Offer or Compulsory Transfer
As soon as practicable after the completion of the Offer, assuming that the Closing Conditions shall have been either satisfied or waived, the Offeror shall, in accordance with the rules of chapter 6 of the Norwegian Securities Trading Act 2007, make a mandatory offer for the Shares that it does not own following the completion of the Offer. The Offeror may, however, at its sole discretion opt to make a compulsory transfer of such remaining Shares without launching a mandatory offer to the extent permitted under applicable law.
2 IGNIS BOARD RECOMMENDATION
The Ignis Board has received a fairness opinion from First Securities AS in relation to the Offer which provides that, as of 21 March 2011 and on the basis of and subject to the assumptions, considerations, qualifications, factors and limitations set forth in the fairness opinion, the Offer Price was fair, from a financial point of view, to the shareholders of Ignis. After consideration of the terms and conditions of the Offer, and such other factors as deemed relevant by the Board, including the fairness opinion from First Securities AS, the Board has determined that the terms and conditions of the Offer are fair and has resolved to recommend that the shareholders of Ignis accept the Offer. The Board undertakes to prepare a recommendation in a form reasonably satisfactory to the Offeror to the shareholders of Ignis to accept the Offer, which shall be prepared prior to the launch of the Offer and shall be included in the Offer Document (the “Ignis Board Recommendation”). Due to the fact that the Offer is launched in agreement with Ignis, the parties acknowledge that the Oslo Stock Exchange may require that the statement on behalf of the Company is made by or supplemented by an independent third party, as set out in section 6-16 (5) of the Securities Trading Act.
3 RELEASE OF LOCKED-UP SHARES
As to any Shares that are subject to a lock-up restriction with Ignis, the Ignis Board has taken the action necessary to release those Shares solely to enable the owners of those Shares to accept the Offer.
4 UNDERTAKINGS AND COVENANTS BY IGNIS
Ignis undertakes that, with effect from the date of this Agreement and to the date on which the Offer is completed, it shall not, and it shall procure that each of its subsidiaries do not:
(i)	solicit, discuss or negotiate an offer or merger proposal by any third party in respect of Ignis or its shares or assets or enter into any joint venture or other transaction the consummation of which could reasonably be expected to hinder or render more difficult the consummation of the transactions contemplated in this Agreement (a “Competing Transaction”) or provide

6 (13)

access to non-public or confidential information to any third party in connection with a Competing Transaction, provided that the Ignis shall not be prevented from providing information in connection with any Competing Transaction or enter into discussions regarding a Competing Transaction on the basis of an unsolicited offer from a third party if, in either case, the Ignis Board in good faith considers that a failure to do so would violate applicable laws and regulations or the fiduciary duties of the directors provided, further, that Ignis shall not share any non-public information with the third party proposing the Competing Transaction unless Ignis shall (1) first enter into a confidentiality agreement with such third party no less favorable to Ignis than the confidentiality letter agreement entered into between Ignis and Offeror dated as of 14 February, 2011 and (2) promptly offer to provide to Offeror any non-public information shared with such third party that was not previously furnished to Offeror; or

(ii)	enter into, or announce an intention to enter into, any transaction which is material and outside the ordinary business of Ignis, without the prior written consent of the Offeror (such consent not to be unreasonably withheld or delayed); or

(iii)	make any distributions or resolve to make any distributions to its shareholders; or

(iv)	make any change to its business that is likely to have a material adverse effect on Ignis, without the prior written consent of the Offeror; or

(v)	initiate or conduct any restructuring of Ignis or any of its subsidiaries, or form any subsidiary or acquire shares in any company or participate in, or terminate any participation in, any partnership or joint venture; or

(vi)	sell, divest, invest in or acquire any material business (through shares or assets deals) or, outside the ordinary course of business, purchase, sell or transfer any intellectual property or material asset; or

(vii)	allot, issue, redeem or repurchase any shares or create any share capital or options in respect of any shares of Ignis or any subsidiary; provided, however, that the foregoing shall not restrict Ignis from issuing shares in accordance with any options granted prior to the date of this Agreement; or

(viii)	adopt any change in the articles of association, by-laws or similar documents governing the formation or organization of Ignis or any subsidiary; or

(ix)	other than in the ordinary course of business and consistent with past practice, terminate or enter into employment contracts with management personnel, or make or accept any changes in the amount of remuneration payable to any employee of Ignis or any of its subsidiaries, or adopt or implement new employee benefit plans or arrangements; or

(x)	agree, conditionally or otherwise, to take any of the foregoing actions.

7 (13)

Furthermore, Ignis undertakes that, with effect from the date of this Agreement and to the date on which the Offer is completed, it shall, and it shall procure that each of its subsidiaries shall:
(i)	unless otherwise stated in this Agreement, conduct its business in the ordinary course of business, consistent with past practice and in accordance with applicable law; and

(ii)	promptly disclose to and consult the Offeror with respect to any extraordinary or irregular conduct or handling of Ignis and its subsidiaries and their businesses, and promptly inform the Offeror of any important or material business decision.
5 TENTATIVE TIME SCHEDULE
The parties agree that the following shall be the tentative time schedule for the Transaction:
•	The Offeror shall use all reasonable efforts to launch the Offer and commence the Offer Period as soon as practically possible following the announcement of the Offer.

•	The Offer period will end at a time in Oslo that occurs during the later of (i) the 20th business day from and including the business day on which the Offer is formally commenced (for this purpose a business day means any day other than a Saturday, Sunday or a United States federal holiday and consists of the time period from 12.01 a.m. through 12 midnight Eastern time in the United States), or (ii) May 2, 2011, if the Offeror so chooses prior to finalizing the Offer Document for distribution to the Ignis shareholders. The Offer period may be extended by the Offeror from time to time for up to six (6) weeks until such time that all of the Closing Conditions have been satisfied or waived.

•	Settlement under the Offer is expected to take place no later than two (2) weeks after the date of the closing announcement.
6 PUBLICITY
Each party shall, and shall procure that its subsidiaries shall, use reasonable efforts to (i) consult with the other party prior to issuing any public announcements with respect to the Offer, and (ii) coordinate with the other party with respect to filings made in connection with the Offer with any governmental or regulatory body in any jurisdiction.
Ignis shall no later than at the time the Offer is launched, disclose through Oslo Børs’ information system any information which has been disclosed to the Offeror and which at the time the Offer is launched would otherwise (to the best of Ignis’ knowledge and belief) constitute inside information (as defined by the Norwegian Securities Trading Act 2007).
7 TERMINATION
7.1 Termination
This Agreement shall terminate and (subject to clause 7.2) all obligations of the parties hereunder shall cease forthwith on the earlier of:
(i)	at 23:59 (CET) on the Termination Date if the Closing Conditions in Clause 1.2 have not been satisfied or waived by the Offeror prior to such time;

8 (13)

(ii)	the effective date of a written termination agreement between Ignis and the Offeror made at any time prior to the date when all of the Closing Conditions have been satisfied or waived by Offeror; and

(iii)	the Offer lapsing or being withdrawn or terminated in accordance with the provisions of this Agreement.
7.2 Effect of Termination
Termination of this Agreement shall be without prejudice to the rights of a party which have arisen prior to termination, including (without limitation) any claim in respect of a breach of this Agreement. Clauses 6 and 8 shall survive termination.
8 MISCELLANEOUS
8.1 Costs and Expenses
Save as otherwise provided in this Agreement, the parties shall bear their own costs and expenses rendered in connection with the transactions contemplated by this Agreement, whether or not the Offer is completed.
8.2 Break-up Fee
A break-up fee of USD 1.5 million (the “Breakup fee”) shall be paid by Ignis to the Offeror if (1) the Ignis Board adopts a “Recommendation Change” (as defined below) and (2) the Offer subsequently lapses without any Shares having been purchased by the Offeror thereunder. In addition, if (1) during the period in which the Offer is open for acceptance by Ignis shareholders, any person other than the Offeror makes a public offer or proposal to acquire any Shares and (2) within six months of the date of this Agreement any party other than the Offeror becomes the owner of 51% or more of the total outstanding share capital and voting power of Ignis on a fully-diluted basis, Ignis shall pay the Offeror a break-up fee of the same amount.
If a third party announces a Competing Transaction then Ignis shall, within three business days (during which it shall not publicly withdraw or modify the Ignis Board Recommendation), either (i) issue a public statement confirming that the Ignis Board is maintaining the Ignis Board Recommendation or (ii) if the Ignis Board considers, in good faith, after consultation with its financial adviser and external legal counsel, taking all financial, regulatory and other terms and conditions of the Competing Transaction (including the ability of the proposing party to consummate the Competing Transaction), that the Competing Transaction would, from a financial point of view, be more favourable to Ignis’ shareholders than the Offer, within one business day of such determination notify the Offeror and allow the Offeror a period of no less than three business days to advise the Ignis Board in writing that, subject to the public recommendation of the Ignis Board of the amended terms the Offeror is proposing, the Offeror is willing to amend the terms of the Offer and specifying the provisions of such amendment (an “Amended Proposal”). The failure of the Ignis Board to take either of the actions specified in clauses (i) or (ii) above in this paragraph shall constitute a “Recommendation Change”.
If the Ignis Board, not having taken the action specified in clause (i) of the preceding paragraph, shall have taken the action specified in clause (ii) of the preceding paragraph, and within three business days of receipt from the Offeror of an Amended Proposal, fails to notify the Offeror in writing that the Ignis

9 (13)

Board, after consultation with its financial adviser and external legal counsel, taking all financial, regulatory and other terms and conditions of the Amended Proposal (including the ability of the Offeror to consummate the Amended Proposal), that the Amended Proposal would, from a financial point of view, be at least as favourable as the Competing Transaction to Ignis’ shareholders and has therefore decided to recommend the Amended Proposal provided the Offeror publicly amends the terms of the Offer within three further business days to correspond to the terms of the Matching Offer, such failure of the Ignis Board to so notify the Offeror shall constitute a Recommendation Change.
If it is publicly announced that any person (other than pursuant to the Offer) has, since the date of the first public announcement of this Agreement, acquired Shares representing 5% or more of the total outstanding share capital and voting power of Ignis on a fully-diluted basis, the Offeror shall be entitled, within three business days, to require the Ignis Board to issue a public statement confirming that the Ignis Board is maintaining the Ignis Board Recommendation. If, within a further three business days, the Ignis Board fails to issue such public statement, its failure to do so shall constitute a Recommendation Change.
The Breakup fee shall be payable in cash within 10 business days following the receipt by Ignis of a written claim to that effect on the basis of an event that entitles the Offeror to receive the Breakup Fee.
8.3 Provision of Certain Information to the Offeror
In the event that the Offeror owns sufficient Impala shares to require the Offeror, in order to comply with United States generally accepted accounting principles and/or the accounting and disclosure rules of the U.S. Securities and Exchange Commission and/or NASDAQ (collectively, “U.S. Informational Rules”), either (i) to treat Ignis as a consolidated subsidiary of the Offeror in the Offeror’s public financial statements and other public financial information, or (ii) to include financial information about Ignis in the Offeror’s public financial statements and other public information to reflect its equity investment in Ignis, whether or not the Offer is completed Ignis shall provide to the Offeror promptly upon request, all such information about Ignis as the Offeror and its outside auditors require, as well as all reasonable cooperation from Ignis and its auditors, in order for the Offeror to comply with U.S. Informational Rules whether or not such information required by the Offeror has already been made public by Ignis. The Offeror and Ignis agree to collaborate with a view to developing the process for implementing this provision in a manner that enables the Offeror to comply with US Informational Rules. The Offeror is aware that the performance by Ignis of its duties hereunder will be subject to compliance with Norwegian laws and further that certain information provided by Ignis may constitute inside information (as defined by the Norwegian Securities Trading Act 2007). If any information provided to the Offeror by Ignis is identified by Ignis as inside information, the Offeror will not include such information in any public filing or disclosure, unless disclosure of such information is required by U.S. Informational Rules and the Offeror shall have provided prior notice to Ignis of such disclosure.

10 (13)

8.4 Notices
Notices under this Agreement shall be given in writing by personal delivery, recorded delivery mail, by facsimile transmission or via email, with a confirmation copy despatched by personal delivery or recorded delivery mail, and shall be effective when received. Notices shall be given as follows:
if to Ignis:
Ignis ASA
Drammensveien 126, 0277 Oslo, Norway
Telefax no: +47 67 83 00 01
Attn: Thomas Ramm
Chief Executive Officer
thomas.ramm@ignis.com
With a copy to:
Wiersholm Mellbye & Bech advokatfirma AS
P.O.Box 1400 Vika, N-0115 Oslo, Norway
Telefax no: 210 210 01
Attn: Sverre Sandvik
ss@wiersholm.no
if to the Offeror:
Finisar Corporation
200 Precision Road
Horsham, PA 19044
United States of America
Telefax no: +1 267.803.1687
Attn: Christopher E. Brown
Executive Vice President and General Counsel
Chris.Brown@finisar.com
With a copy to:
Advokatfirma DLA Piper Norway DA
P.O.Box 13 64 Vika, N-0114 Oslo, Norway
Telefax no: +47 24 13 15 01
Attn: Marius L. Andresen
marius.andresen@dlapiper.com
8.5 Modifications and amendments
This Agreement may be modified or amended only by written agreement of the parties.

11 (13)

8.6 Entire Agreement, etc.
This Agreement and the documents attached hereto constitute the entire agreement between the parties. The provisions of this Agreement are binding upon and inure solely to the benefit of the parties hereto. The rights and obligations of the parties under this Agreement shall not be assignable.
8.7 Governing Law and Arbitration
This Agreement shall be governed by and construed in accordance with Norwegian law.
Any dispute arising out of or in connection with this Agreement shall be finally settled by arbitration in accordance with the Norwegian Arbitration Act. The arbitration shall be held in Oslo and the arbitration proceedings shall be conducted in the English language. Except to the extent that either party may be required or deems it reasonably advisable, under applicable stock exchange laws or rules, to disclose the results of such arbitration, each of the parties agrees that any arbitration and arbitral awards shall be confidential and undertakes to sign a separate agreement to that effect if and when a dispute arises.
[signatures on next page]

12 (13)

This Agreement is executed in two (2) originals, one for each of the parties.

IGNIS ASA			FINISAR CORPORATION
on behalf of its board of directors

By:	/s/ Thomas Ramm		By:	/s/ Eitan Gertel

	Name:	Thomas Ramm		Name:	Eitan Gertel

	Title:	CEO		Title:	CEO

By:
Name:
Title:

13 (13)